EXHIBIT 12.1

MGE Energy, Inc.

Ratio of Earnings to Fixed Charges

Twelve Months Ended December 31, 2012

(In thousands)

Earnings
Net income	$64,446
Equity earnings	(9,079)
Income distribution from equity investees	7,146
Federal and state income taxes	38,919
Amortization of capitalized interest	527
Fixed charges	21,249
Total Earnings as Defined	$123,208

Fixed Charges
Interest expense on long-term debt and other	$18,796
Interest on rentals*	1,078
AFUDC - borrowed funds	704
Amortization of debt issuance costs	671
Total Fixed Charges	$21,249

Ratio of Earnings to Fixed Charges	5.80X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.